

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

<u>Via Facsimile</u>
Mr. James D. Pawlak
Vice President
Material Sciences Corporation
6600 East Pratt Boulevard
Elk Grove Village, Illinois 60007

> **Re: Material Sciences Corporation**
> **Form 10-K for Fiscal Year Ended February 28, 2013**
> **Filed May 6, 2013**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2013**
> **Filed October 10, 2013**
> **File No. 1-08833**

Dear Mr. Pawlak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended February 29, 2013</u>

<u>Financial Statements, page 24</u>

<u>Note 8- Income Taxes, page 42</u>

1.   We note your disclosure stating that after considering all available positive and negative evidence, you reversed $14.8 million of the remaining valuation allowance on your U.S. and German deferred tax assets as of February 29, 2012, as you determined that it was more likely than not that these benefits would be realized.

Given the impact of the reversal of the valuation allowance on your 2012 net income, please provide draft disclosure to be included in future filings that expands discussion on the material positive and negative evidence you considered, along with how it was weighted, in determining that it is more likely than not that your deferred tax assets will be realized. Your response should provide a detailed analysis regarding how you determined that the realization of the German deferred tax asset. Specifically address the positive and negative evidence considered for your German subsidiary, including your consideration of the restructuring activities in 2012. Refer to the guidance in ASC 740-10-30-16 through 30-25.

Form 10-Q for Fiscal Quarter Ended August 31, 2013

Note 6- Cash, Cash Equivalents and Restricted Cash, page 8

2.   We note your restricted cash balance at August 31, 2013 which relates to two letters of credit in connection with your Midco environmental liability and workers compensation insurance obligation. We further note discussion on pages 19 and 36 of your Form 10-K for the fiscal year ended February 28, 2013 regarding the existence of these letters of credit. Please tell us why no cash was restricted at February 28, 2013 related to these letters of credit and how you determined that classifying the restricted cash in the interim periods as an investing activity was appropriate and in accordance with ASC 230-10-45-22.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant